12012701

UNITI[illegible]
SECURITIES AND E[illegible]
Washington, D.C. 20549

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SEC FILE NUMBER
8-35503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Choice Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9390 Research Blvd. Kaleido 1, Suite 412
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N Central Expressway, Suite 300	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Itzen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Choice Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SHARON R. PORTER
Notary Public, State of Texas
My Commission Expires
SEPTEMBER 25, 2014

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHOICE INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2011

CHOICE INVESTMENTS, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Choice Investments, Inc.

We have audited the accompanying statements of financial condition of Choice Investments, Inc., as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Choice Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred recurring losses. These losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 28, 2011

CHOICE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 20,032
Receivable from brokers-dealers and clearing organizations	65,003
Commissions receivable	734
Prepaid expenses	3,327
	$ 89,096

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 30,747
	30,747
Stockholder's equity	
Common stock, 1,000,000 shares authorized with $.10 par value, 13,000 shares issued and outstanding	1,300
Additional paid in capital	75,600
Retained earnings	(18,551)
Total stockholder's equity	58,349
	$ 89,096

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Fees for account supervision	$ 6,651
Commissions	987,860
Interest income	17,580
Revenue from sale of investment company shares	373,828
Other income	151,374
	1,537,293
Expenses	
Commissions and clearance paid to all other brokers	1,041,170
Communications	464
Occupancy and equipment costs	6,240
Losses on error account and bad debts	1,092
Promotional costs	168
Regulatory fees and expenses	39,042
Other expenses	481,344
	1,569,520
Loss before income taxes	(32,227)
Provision for income taxes	50
Net Loss	$ (32,277)

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2010	13,000	$ 1,300	$ 75,600	$ 13,726	$ 90,626
Net loss				(32,277)	(32,277)
Balance at December 31, 2011	13,000	$ 1,300	$ 75,600	$ (18,551)	$ 58,349

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2011

Balance, at December 31, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2011	$	-0-

The accompanying notes are an integral part of these financial statements.

CHOICE INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (32,277)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in commissions receivable	17,541
Decrease in prepaid expenses	23,073
Decrease in receivable from affiliate	3,809
Decrease in accounts payable and accrued expenses	(44,934)
Net cash provided (used) by operating activities	(32,788)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(32,788)
Cash at beginning of year	52,820
Cash at end of year	$ 20,032

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 50

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Choice Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of Choice Asset Management, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal and state income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on

Note 2 - Net Capital Requirements, continued

a daily basis. At December 31, 2011 the Company had net capital of approximately $55,022 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. The Company at December 31, 2011, has a net operating loss carryforward of approximately $109,676, which can be used to offset future taxable income.

This net operating loss carryforward would expire as follows:

Year Ended December 31,	Amount
2027	$ 22,463
2028	28,582
2029	14,305
2030	12,099
2031	32,227
	$ 109,676

The tax benefit of $16,450 from the net operating loss carryforward of $16,450 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

Note 4 - Income Taxes, continued

	Deferred Tax Asset December 31, 2010	Current Period Changes	Deferred Tax Asset December 31, 2011
Federal	$ 11,620	$ 4,830	$ 16,450
Valuation allowance	(11,620)	(4,830)	(16,450)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Related Party Transactions

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Payments made to the Parent for these expenses for the year ended December 31, 2011 totaled $412,798 and are reflected in other expenses.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 6 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Commitment and Contingencies

The Company together with others has been named as a defendant in various lawsuits/arbitrations incidentals to its securities business that alleges, among other things, violations of various State laws and claim damages in excess of $700,000. These matters are in the various stages of the legal process. Management intends to present a vigorous defense.

Note 7 - Commitment and Contingencies, continued

The ultimate outcome of these matters cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011 management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. The Company has sustained reoccurring operating losses. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and generate revenue. There are no assurances management will be able to control expenses, generate income, or raise additional capital to provide adequate capital with which to operate.

Note 9 - Subsequent Events

On February 28, 2012 the Company received approval from FINRA to reduce its required minimum net capital requirement to $5,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2011

Schedule I

CHOICE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 58,349
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		58,349
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 3,327	(3,327)
Net capital before haircuts on securities positions		55,022
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 55,022

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 30,747
Total aggregate indebtedness	$ 30,747

Schedule I (continued)

CHOICE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,050
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 5,022
Excess net capital at 1000%	$ 51,947
Ratio: Aggregate indebtedness to net capital	.56 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

CHOICE INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Choice Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Choice Investment, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 28, 2012

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Choice Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Choice Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Choice Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Choice Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 28, 2012

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Choice Investments Inc.
9390 Research Blvd.
Kaleido I, Suite 412
Austin TX 78759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 2191
B.	Less payment made with SIPC-6 filed (exclude interest) 7-29-2011 ck # 2299 (Date Paid)	(1071)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1120
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1120
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1120	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHOICE INVESTMENT INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 28th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1537,293
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		482,693
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		178,013
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		660,706
2d. SIPC Net Operating Revenues		$ 876,587
2e. General Assessment @ .0025		$ 2191

(to page 1, line 2.A.)

CHOICE INVESTMENTS, INC.

December 31, 2011

Report Pursuant to Rule 17a-5(d)

CF ACCOUNTANTS CONSULTANTS